Keegan Provides Revised Resource Estimate For Esaase Gold Project

Vancouver, British Columbia, October 10, 2012:  Keegan Resources Inc. (TSX and NYSE MKT: KGN - “Keegan” or the “Company”) is pleased to announce the results of a revised mineral resource estimate for its Esaase gold project in Ghana, West Africa.  The resource estimate is based upon approximately 200,000 metres of RC drilling and 78,000 metres of diamond drilling carried out over the past five years at Esaase.  The revised Esaase mineral resource estimate consists of:

•

Measured and Indicated resource of 68.92 million tonnes averaging 1.73 grams per tonne gold for 3.83 million ounces, and

•

Inferred resource of 22.23 million tonnes averaging 1.75 grams per tonne gold for 1.25 million ounces.

The revised resource estimate, based on a cut-off grade of 0.8 grams per tonne of gold, was prepared using the same information used to compile the previous resource estimate at Esaase (see news release with Pre Feasibility Study results dated September 22, 2011 at www.keeganresources.com) which was stated at a cut-off of 0.4 grams per tonne of gold.  The purpose of revising the resource was to serve as a basis for a revised Pre Feasibility Study (“PFS”) which will incorporate a change in open-pit mining methods to selectively mine at lower rates and higher grades than the September 2011 PFS.

Shawn Wallace, President and Chief Executive Officer of Keegan, said, “We are very pleased with this positive step forward. The revised resource validates the approach that, after much consideration, we have undertaken in re-engineering the Esaase project.  The deposit, like many Ghanaian gold deposits, lends itself to selective mining and the mine plan for the revised PFS will feature a significantly higher mill feed grade than our previous mine plan. With a capital cost for the project of approximately $260 million and our cash balance of $188 million, we are well positioned to rapidly move forward and advance the Esaase project to production.

We are looking forward to the results of our revised PFS which will be complete in early 2013. The company has also initiated efforts to recruit a multidisciplinary suite of individuals to help strengthen our team with the requisite experience in mine building and operation for the rapid development of a highly profitable new gold mine in Ghana, the most desirable location in West Africa.”

The mineral resource estimate was completed by Minxcon Pty Ltd. (“Minxcon”) of Johannesburg, South Africa and reported in accordance with National Instrument 43-101 requirements and the South African Code for Reporting of Exploration Results (SAMREC) which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  The resource estimate was prepared by Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon.  An updated NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com on or before November 23, 2012.

A preliminary open pit optimization was run on the estimated grade model to support the requirement that Mineral Resources have reasonable prospects for economic extraction.  The resource estimate assumes a long-term gold price of $1,150 per ounce, consistent with the gold price assumption made in the September 2011 PFS.  All production and technical parameters assumed for the revised estimate were based on work completed by DRA, a Johannesburg based engineering consultant, as part of a Conceptual Study completed in August 2012 and outlined in a news release dated September 6, 2012 available at www.keeganresources.com.

The table below represents the mineral resource at the 0.8 grams of gold per tonne cut-off as well as at several additional cut-off grades which are provided for comparison purposes.  The effective date of the resource is October 10, 2012 and the resource includes all drill results as at March 31, 2012.

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	(Mt)	(g/t)	(Moz)
0.4	Measured	30.14	1.27	1.23
	Indicated	98.99	1.17	3.73
	Total M&I	129.13	1.19	4.96
	Inferred	49.39	1.11	1.76
0.6	Measured	23.38	1.49	1.12
	Indicated	71.25	1.44	3.29
	Total M&I	94.63	1.45	4.41
	Inferred	33.59	1.40	1.51
0.8	Measured	17.52	1.75	0.99
	Indicated	51.40	1.72	2.85
	Total M&I	68.92	1.73	3.83
	Inferred	22.23	1.75	1.25
1.0	Measured	12.96	2.05	0.86
	Indicated	37.60	2.02	2.44
	Total M&I	50.56	2.03	3.30
	Inferred	16.00	2.09	1.08

NOTE:  Due to rounding differences, some M&I totals may not add exactly with the Measured and Indicated figures.

On Behalf of the Board of Directors,

Shawn Wallace

Chief Executive Officer

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold Project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category at an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

More information about Keegan is available at www.keeganresources.com.

Qualified Person

The resource estimate was prepared by Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon Pty Ltd. of Johannesburg, South Africa and an independent qualified person under NI 43-101, including the verification of the data disclosed, and the review and approval of the contents of this release.  Richard Haslinger, P. Eng. Vice President Exploration for Keegan, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Esaase property.

CIM Definition Standards were followed for Mineral Resources.  Mineral Resources are reported on a 100% basis; Keegan has a 90% interest in this project with the Ghanaian Government owning a standard 10% free-carried interest.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.